Exhibit IX

Annual News Conference 2014 • Press Release

EIB Group: Strong response to crisis

19 February 2014 – As an integral part of the European Union’s response to the crisis, the EIB Group significantly stepped up its financial support in 2013 to promote growth and jobs in Europe. The Group, comprising the European Investment Bank and the European Investment Fund, provided strong counter-cyclical support to the economy, with financing to the tune of EUR 75.1 billion, an increase of 37 per cent compared to 2012. Within the EU, the amount reached EUR 67.1 billion (an increase of 42 per cent).  Of particular note is the significantly enhanced access to finance for small and medium-sized enterprises (SMEs) ensured by the EIB Group.  SMEs are the backbone of the European economy. EIB Group President Werner Hoyer commented: “Our SME support became our largest policy contribution, amounting to EUR 21.9 billion. This is an all-time high!”

The European Investment Bank signed loans worth EUR 18.5 billion for SMEs and mid-caps, while at the same time the European Investment Fund committed EUR 3.4 billion. This allowed the Group, together with private investment partners, to mobilise more than EUR 50 billion to support SMEs. In all, a total of 230000 companies received direct or indirect support through EIB Group activity. These businesses employ 2.8 million people across Europe.

In addition, the EIB Group had a clear focus on research and innovation, providing EUR 17.2 billion in financial support to increase the competitiveness of Europe´s economy. The Bank is the EIF’s majority shareholder and, in order to expand the Fund’s role, the EIB Board decided in December 2013 to strengthen the Fund through a capital increase and a wider mandate. President Hoyer said: “The EIF is a very powerful instrument for addressing market gaps by using equity, guarantees and lending products to overcome existing financing constraints for businesses”.

As the EU bank, the EIB continued to put strong emphasis on other key EU priorities, signing loans worth EUR 19 billion globally for climate action and EUR 15.9 billion for strategic infrastructure. The Bank also rolled out new tailor-made instruments such as the Trade Finance Facility, the SME guarantee fund and project bonds.

In July 2013, the EIB launched a dedicated youth employment programme “Skills and Jobs – Investing for Youth” to complement Europe´s fight against youth unemployment. The programme had an initial lending volume of EUR 6 billion. President Hoyer commented: “I am very proud that the programme’s initial commitment has been significantly exceeded. In just six months the EIB has provided loans amounting to EUR 9.1 billion to tackle youth unemployment. This is a major achievement!”

The EIB also continued to play its international role despite the crisis in Europe. In 2013, the Bank provided EUR 7.7 billion to projects outside the European Union. Through its funding activities the Bank went on to add value as an important means of channelling international investment into the EU, with nearly half of its bonds being placed with investors outside the Union. In 2013 the Bank achieved one of its largest funding programmes ever - EUR 72 billion - remaining by far the largest programme of any supranational financing institution.

The financial strength of the Bank is reflected in its capital adequacy, which improved from 23.1 per cent to 28.7 per cent in 2013, following a capital increase decided by the Bank´s shareholders, the 28 EU Member States, in 2012. The asset quality of the Bank remained strong, with impaired loans at just around 0.2% of the portfolio, while liquidity amounting to EUR 66 billion is maintained at prudent levels. Total assets at year-end 2013 stood at EUR 512 billion, while own funds increased to almost EUR 58 billion.

Looking ahead, the EIB Group will continue its counter-cyclical support for growth and jobs in Europe. This task is a priority, given the duration and depth of the crisis, which is having negative effects on Europe´s long-term growth. President Hoyer said: “Investment remains below pre-crisis levels almost everywhere in Europe and is hampering Member States’ growth potential. Also, we are falling behind in terms of global competitiveness because countries outside the EU are investing at a much higher level in technology and innovation than the EU and the majority of its Member States.”

Europe must therefore take further action. “We have to invest more. In particular, we have to invest significantly more in research and development, innovation and 21st-century-based infrastructure in order to increase our competitiveness. Today, we still can do this from a position of strength. But if we don´t face up to the challenges, we will have a very difficult time, given the global competition”, the President commented.  He asserted that the EIB Group will continue to make a substantive contribution towards addressing the current challenges in Europe.

Note for the editor:

Financial figures are unaudited and provisional.

The European Investment Bank (EIB) is the long-term lending institution of the European Union and is owned by its Member States. It makes long-term finance available for sound investment in order to contribute towards EU policy goals.

Additional information disclosed on the occasion of the EIB press conference on 19 February 2014

Own funds amounted to EUR 57.9 billion at the end of 2013, while total subscribed capital reached EUR 243 billion, after taking account of the capital subscribed by Croatia.

Loan disbursements totalled EUR 54 billion in 2013, conducting to a net increase in the stock of disbursed loans at year end of around 3.6% to EUR 428 billion.

At end 2013, EIB’s Basel II Capital Adequacy (CAD) ratio stood at 28.7%, up from 23.1% at end 2012. The main driver of the increase was the paid-in capital received from EIB’s shareholders in 2013 (EUR 9.2 billion).

Treasury assets remained robust at EUR 66bn as of end 2013, representing 70% of 2014 projected net cash outflows.

Key indicators for 2013 activity

EUR million

Projects approved	79 887
-European Union	69 860
-Partner countries	10 027

Signatures	71 736
-European Union	64 019
-Partner countries	7 717

Disbursements	54 001
-European Union	48 542
-Partner countries	5 459

Resources raised (before swaps)	72 134
-Core currencies (EUR, USD, GBP)	66 511
-Other currencies	5 623

Note: End 2013 figures provided above are unaudited and provisional.